FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

May 29, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on May 29, 2007.

Item 4.	Summary of Material Change

Tournigan is pleased to report that it has received a positive independent pre-feasibility study on the Šturec deposit at its Kremnica Gold project in Slovakia. The pre-feasibility study indicates that at a gold price of US$525 per ounce and a silver price of US$9.25 per ounce, that the internal rate of return at Kremnica after taxes could exceed 13%.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT - MAY 29, 2007

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report: James Walchuck, President and CEO Telephone - 604-683-8320 Facsimile - 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 29th day of May, 2007.

SCHEDULE "A"

PRESS RELEASE
May 29, 2007

Symbol: Canada TSX.V - TVC
Frankfurt, Berlin - TGP
2007-11

Tournigan Receives Positive Pre-feasibility on Kremnica Gold

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to report that it has received a positive independent pre-feasibility study on the Šturec deposit at its Kremnica Gold project in Slovakia. The pre-feasibility study indicates that at a gold price of US$525 per ounce and a silver price of US$9.25 per ounce, that the internal rate of return at Kremnica after taxes could exceed 13%.

As a result of this study, Tournigan has identified a number of opportunities to further improve the project economics as well as further the social acceptability of the project while simultaneously reducing its environmental impact. These opportunities include optimizing surface infrastructure layouts, improving the resource model and raising substantial in-pit inferred material to the indicated classification so that it may be included in the project economics. These optimization studies will take place prior to a decision being made to take the project to Final Feasibility.

"The Kremnica pre-feasibility study indicates that this region of Slovakia, which was a gold producer as early as the 8th Century, could once again regain its status as a precious metals producer. This project will be the flagship property in the new gold company that Tournigan has recently announced that it will spin out from the Company", said James Walchuck, President and CEO of Tournigan Gold Corporation.

The Pre-feasibility Report, dated March 2007, was prepared under the direction of W. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd., an Independent Qualified Person as defined by NI 43-101.

Highlights from the pre-feasibility are summarized below.

HIGHLIGHTS:
Gold Recovered (life of mine)	674,500 ounces
Silver Recovered (life of mine)	3,739,000 ounces
Gold Price Used	US$525/oz
Silver Price Used	US$9.25/oz

Capital Cost (millions)	US$106.2
Ongoing Capital and Reclamation (millions)	US$24.2
Operating Cost per Gold Equivalent Ounce	US$227.00

Production Rate (tonnes milled per day)	6,000
Strip Ratio (Ore to Waste)	1.61
Metallurgical Recovery (Gold)	93.0%
Metallurgical Recovery (Silver)	66.0%

Mine Life	7.7 years
Approximate Payback Period	4.4 years

24th Floor, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320         Fax: (604) 683 8340         Email: info@tournigan.com

Gold Price	Cashflow (After Tax)	IRR
$375	($12,617)	-2.55%
$425	$17,198	3.29%
$475	$46,802	8.53%
$525 (Base Case)	$75,028	13.08%
$575	$101,895	17.07%
$625	$128,762	20.79%
$675	$169,063	26.00%

Discussion and Analysis

An economic evaluation of a 6,000 tonnes per day open pit operation at the Šturec deposit indicates that, based on initial capital expenditures of US$106.2 million and using metal prices of US$525 per ounce gold and US$9.25 per ounce silver in the base case financial analysis, the project will generate an after-tax Internal Rate of Return (IRR) of 13.08% and a Net Present Value (NPV) of US$75 million. Payback of initial capital can be achieved in 4.37 years.

Based upon a cut-off of 0.5 grams gold per tonne (Au g/t) equivalent, mineral reserves at the Šturec deposit are 16.23 million tonnes grading 1.4 Au g/t for gold and 11.08 Ag g/t for silver. The study is based upon mining both the high and low grade ore together. The high grade ore will be processed first and the low grade stockpiled for later processing.

Location and Access

The Kremnica project is located in central Republic of Slovakia as shown on Figure 1. The town of Kremnica lies 17 km west of central Slovakia's largest city, Banská Bystrica. Kremnica has a population of about 6,000 and is accessible by road or train from Bratislava, the capital and largest city in Slovakia.

The Kremnica project comprises two contiguous properties: the Kremnica Mining License and the Lutila Exploration License, which are 11.79 km2 and 86.38 km2 in area, respectively.

Figure 1: Kremnica Location Map

The Deposit

Gold-silver mineralization at Kremnica is part of a large low-sulphidation epithermal-hydrothermal system hosted in Tertiary andesite volcanic flows and tuffs. Mineralization occurs in large banded to massive quartz veins, smaller quartz veins and sheeted veins, quartz stockwork veining, and silicified hydrothermal breccias.

Geological work has demonstrated that gold and silver mineralization within the sheeted veins and stockwork veining zones is primarily localized in areas immediately adjacent to the main vein zones. Gold occurs freely and in non-refractory association with sulphides and silver occurs mainly as electrum. Silver/gold ratios vary, but average approximately 8:1. Average gold grades throughout the deposit are approximately 2 Au g/t, but high-grade zones can exceed 30 Au g/t.

Mineral Resources and Reserves

The estimated measured and indicated resource for the Šturec deposit, using a 0.5 Au g/t gold equivalent cut-off, is 23.6 million tonnes at an average grade of 1.37 Au g/t and 11.36 Ag g/t. There is an additional inferred resource of 10.592 million tonnes at an average grade of 1.01 Au g/t and 6.27 Ag g/t. This resource estimate is based on the resource calculated in the March 2006 technical report, (Beacon Hill Consultants) and uses a 0.5 g/t gold equivalent cut-off whereas the March 2006 report states the base case resource at a cut-off of 0.75 g/t gold equivalent. A lower cut-off is justified by the increase in the gold price. The technical report (to be posted on SEDAR in June) will include a table of resources at various cut-offs.

The mineral reserves, which is part of the above stated resources, is also based on a cut-off of 0.5 Au g/t equivalent are 16.23 million tonnes grading 1.4 Au g/t for gold and 11.08 Ag g/t for silver.

Production

Ore and waste will be excavated using conventional drilling, blasting, and hauling techniques with diesel-powered equipment. The ore will be trucked to the primary crusher which will feed the process plant. The strip ratio has been calculated at 1.6 to 1.

A conventional gravity-CIL mill with cyanide destruction facilities will process approximately 6,000 tonnes per day to recover gold and silver in the form of a doré bar. It is expected that 674,500 ounces of gold and 3,739,000 ounces of silver will be produced over the eight-year mine life.

A tailings storage facility (TSF) will be constructed approximately 5 km from the mining operation to provide secure containment of the tailings. Waste rock that is not potentially acid generating (NAG) will be used to build the tailings impoundment dam. Water will be re-circulated back to the process plant and re-used. Any TSF water not returned to the processing plant will be treated so that the resulting water quality will be at least equal to if not exceed, the quality of the receiving waters.

Where possible, the mine and processing facilities have been designed to blend into the landscape to minimize the visual effect of the mine on the surrounding community. The overall design of the mine and site facilities have been designed with input from local communities.

Capital Costs

Initial capital expenditures have been estimated at $106.2 million with ongoing capital and reclamation at $24.2 million.

Pre-production Capital Costs (millions $):
Feasibility study	$2.1
Pre-production development	$3.7
Mining equipment	$17.1
Plant and surface facilities	$58.5
Indirect costs including engineering, procurement and construction management	$15.1
Contingency	$9.7
TOTAL	$106.2

Operating Costs

Life of Mine operating costs are estimated to be $10.36/tonne of ore processed.

Description	Life of Mine Cost (millions)	Percent of Total	Average Cost Per Tonne0
Mining	$56.3	34%	$3.47
Process	$97.6	58%	$6.01
G&A	$14.1	8%	$0.87
TOTAL	$168.0	100%	$10.36

Environment

Kremnica Gold has no environmental liabilities for past mining activities and would only assume liability for any environmental problems related to the future operation of a mine. The environmental and social impact assessment, which is being carried out by Golder Associates (UK), includes socially responsible consultative studies and activities which are compliant with Slovak and European Union requirements as well as industry best practice.

ECONOMIC AND SENSITIVITY RESULTS (AFTER TAX):

Both risks and opportunities exist for mining projects. The following table of sensitivities quantifies the risks and opportunities associated with some key economic factors and include royalties, fees and taxes:

Description of Sensitivity	NPV Dis.0%	NPV Dis.5%	NPV Dis.8%	IRR
	US$(000)s	US$(000)s	US$(000)s	%

Base Case Cashflow	$75,028	$36,569	$20,148	13.08%
Gold Price $375	($12,617)	($29,640)	($36,425)	-2.55%
Gold Price $425	$17,198	($7,066)	($17,112)	3.29%
Gold Price $475	$46,802	$15,320	$2,029	8.53%
Base Case Cashflow	$75,028	$36,569	$20,148	13.08%
Gold Price $575	$101,895	$56,748	$37,334	17.07%
Gold Price $625	$128,762	$76,900	$54,483	20.79%
Gold Price $675	$169,063	$107,129	$80,207	26.00%

Grade -10%	$42,567	$12,130	($692)	7.82%
Grade -5%	$58,951	$24,472	$9,835	10.54%
Base Case Cashflow	$75,028	$36,569	$20,148	13.08%
Grade +5%	$90,447	$48,151	$30,013	15.40%
Grade +10%	$105,867	$59,723	$39,865	17.63%

Capital Cost -20%	$102,285	$61,067	$43,247	20.75%
Capital Cost -10%	$88,959	$49,040	$31,883	16.65%
Base Case Cashflow	$75,028	$36,569	$20,148	13.08%
Capital Cost +10%	$60,454	$23,627	$8,017	9.89%

Capital Cost +20%	$45,124	$14,042	$934	8.25%
Operating Cost -20%	$103,883	$58,267	$38,638	17.36%
Operating Cost -10%	$89,365	$47,354	$29,340	15.25%
Base Case Cashflow	$75,028	$36,569	$20,148	13.08%
Operating Cost +10%	$60,218	$25,408	$10,626	10.74%
Operating Cost +20%	$45,124	$14,042	$934	8.25%

Silver Price -US$6.75	$67,494	$30,917	$15,335	11.91%
Silver Price -US$8.00	$71,321	$54,862	$17,783	12.51%
Base Case Cashflow	$75,028	$36,569	$20,148	13.08%
Silver Price -US$10.50	$78,734	$39,348	$22,513	13.64%
Silver Price -US$11.75	$82,441	$42,126	$24,878	14.20%

W. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd and Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., are the Qualified Persons for the Šturec resource and reserve estimate and have approved the technical information herein.

Joseph Ringwald, P.Eng, Tournigan's Vice President Technical Services and a Qualified Person as defined by National Instrument 43-101 has reviewed and approved the technical disclosure contained herein.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Investors are advised that independent technical reports on Tournigan's material properties are available at www.sedar.com. Those technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com